[ACI Letterhead]

February 20, 2008

Mr. Jim Allegretto
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC  20549

Re:	American Consumers, Inc.
Form 10-K for the Fiscal Year Ended June 2, 2007
Filed August 31, 2007
File No. 0-05815
Via EDGAR Filing System

Dear Mr. Allegretto:

In reference to your comment letter of February 8, 2008 concerning your review of our Company’s above-referenced Annual Report on Form 10-K, this letter will confirm your conversation this afternoon with our SEC counsel extending the date for ACI’s response to your comments to Friday, March 7, 2008.

We appreciate your cooperation in this matter.  Should you have any questions, please contact our counsel, Steve Barrett of Husch & Eppenberger, LLC at (423) 757-5905.

Sincerely,

AMERICAN CONSUMERS, INC.

/s/ Paul R. Cook

Paul R. Cook
Chief Financial Officer